March 6, 2013

Via EDGAR and Courier

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and  Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             GW Pharmaceuticals plc

Amendment No. 2 Confidential Draft Registration Statement on Form F-1

Submitted January 28, 2013

CIK No. 0001351288

Dear Mr. Riedler:

On behalf of GW Pharmaceuticals plc (the “Registrant” or the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 11, 2013 (the “Comment Letter”) regarding the above-referenced amended confidential draft registration statement of the Registrant submitted on January 28, 2013 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  We have also set forth the Registrant’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Registrant, we are hereby submitting an amended confidential draft registration statement (“Amendment No. 3”). Amendment No. 3 has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete.  All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the filing of the amended confidential draft registration statement.

Prospectus Summary
Our Proprietary Cannabinoid Product Platform, page 4

SEC Comment

1.                                      We note your response to prior comment 6. The White House Office of National Drug Control Policy web site states, among other things, that the FDA has approved the medical use of isolated components of the marijuana plant, citing THC as an example, and that Sativex provides therapeutic benefits. The Senate Caucus Report makes reference to Sativex as a “promising product” and urges the FDA to carefully review it in a timely manner. Please amend your disclosure where applicable to include these statements while removing the phrase “publicly expressed support” in relation to Sativex or other cannabis-based therapeutics.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 4, p. 5 and p. 103.

Risk Factors

“Product recalls or inventory losses caused by unforeseen events, cold chain interruptions and testing difficulties may adversely affect our operating results and financial conditions,” page 15

SEC Comment

2.                                      We note your response to prior comment 10. Please state in this risk factor, if true, that you have experienced this type of product defect. If you have not, please include an example of a defect you have actually experienced to date. If you have experienced no such defects, please include a statement to that effect as a conjunction, similar to what you have done in other risk factors.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Important Financial and Operating Terms and Concepts

Taxation, page 54

SEC Comment

3.                                      We acknowledge your revised disclosure provided in response to our comment 20. Please revise the last sentence in the second paragraph of your disclosure related to the extent a cash rebate is available for a subsidy to indicate the nature of subsidies that will cause the cash rebate to be not available. Also, disclose the extent of potential reductions and provide some indication as to the status of receipts from your collaborative partners.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 55.

The Registrant respectfully advises the Staff that in February 2013 an agreement was  reached with the United Kingdom taxation authority, HM Revenue & Customs, to a revised basis of claims for research and development tax credits.  The Registrant has substantially revised the second paragraph of this taxation disclosure to clarify the eligibility for inclusion of certain expenditures in research and development tax credit claims.  See p. 55.

Results of Operations

Comparison of Years Ended September 30, 2012 and 2011

Research and Development Expenditure, page 58

SEC Comment

4.                                      We acknowledge your revised disclosure provided in response to our comment 21.  Please address the following:

•                  You indicate that due to the large number of projects running concurrently being managed by shared staff resources it is not considered appropriate to carry out detailed cost allocation of these operating overheads for staff and facilities costs to individual projects. Please tell us if you track any costs, such as contracted services, by project. If so, please revise your disclosure to disclose the cost you track by project and reconcile the total of these project costs to the totals presented in your income statements. If not, please revise your disclosure to provide other quantitative or qualitative information that indicates the amount of your resources being expended on your projects;

•                  Please revise your disclose to quantify each cost element identified in both the bullet points on page 58 which explain the increase in GW-funded research and development expenditure; and

•                  Please provide a cross reference to the risk factor sections that address the risks and uncertainties associated with completing development.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 59 and p. 60.

Business

Our Proprietary Cannabinoid Product Platform, page 75

SEC Comment

5.                                      We note your response to prior comment 23. Please further amend your disclosure here and, if appropriate, in your prospectus summary and risk factors to address the controversy, if any, related to your belief that CBD is not intoxicating and that it may mitigate THC’s psychoactive side effects. To the extent that you believe they are relevant to this discussion, please cite to the specific scientific publications that support your belief.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment in relation to CBD’s effects on THC.  See p. 77.

With regard to CBD not being intoxicating, the Registrant believes this statement to be non-controversial since the pharmacology of CBD is quite distinct from THC.  See Mechoulam, et al., 2007 publication for example.  In particular, the intoxicating effects of THC result from its activity as a partial agonist at the CB1 receptor.  CBD does not have this same activity.

In conjunction with the filing of this response letter, the Registrant has, by separate cover, supplementally provided the Staff with copies of the reports and articles cited above.

Our Strategic Alliances and Collaborations, page 92

SEC Comment

6.                                      We note your response to prior comment 26. While we permit the omission of specific royalty percentages from disclosure, we request that you provide a range of such payments, as this is a material contractual term.  Please include such a range in your discussion of each applicable agreement, e.g. “high single-digits,” “low double-digits,” “teens,” “twenties,” etc.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 94 and p. 95.

SEC Comment

7.                                      We acknowledge your response to our comment 28.  Please revise your disclosure to disaggregate the $28.8 million in total milestones separately into regulatory and commercial milestones to provide investors with additional information into the timing of potential future revenues and cash receipts. We note that the confidential treatment request you refer to in your response requests confidential treatment for only the amounts of each individual milestone.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment.  See p. 95.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

Basis of Consolidation, page F-7

SEC Comment

8.                                      We acknowledge your response to our comments 37 and 38 and the proposed revised disclosures to be included in your September 30, 2013 financial statements. Please revise your disclosure in the current financial statements presented or tell us why the revision is not appropriate.

Answer

In response to the Staff’s comment, the Registrant has revised the disclosure in the current financial statements to incorporate changes proposed in the Registrant’s prior response to Comments 37 and 38.  See p. F-7 and F-8.

Revenue

Product Sales, page F-9

SEC Comment

9.                                      We acknowledge your response to our comment 39 and the proposed revised disclosure to be included in your September 30, 2013 financial statements. Please revise your disclosure in the current financial statements presented or tell us why the revision is not appropriate.

Answer

In response to the Staff’s comment, the Registrant has revised the disclosure in the current financial statements to incorporate changes proposed in the Registrant’s prior response to previous Comment 39.  See p. F-9.

Development and Approval Milestone Fees, page F-10

SEC Comment

10.                               We acknowledge your response to our comment 40. Please revise your disclosure to clarify why it is appropriate to include milestones “reasonably certain to be received” in your determination of the maximum amount of revenue to be recognized prior to when those milestones are actual achieved, similar to that provided in your response.

Answer

In response to the Staff’s comment, the Registrant has revised the disclosure in the current financial statements to incorporate disclosures clarifying why it is appropriate to include milestones that are “reasonably certain to be received” in the determination of the amount of revenue to be recognized prior to when those milestones are actually received.  See p. F-10.

For the Staff’s reference, the Registrant has included such disclosure below (changes are highlighted within):

Development and Approval Milestone Fees

Development and approval milestone fees are recognised as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognised limited to non-refundable amounts already received or reasonably certain to be received.

Development and approval milestone fees are considered reasonably certain to be received when receipt of the milestone is dependent solely on the completion of certain administrative procedures that are considered perfunctory and entirely within the control of the Group, such that there is no longer any uncertainty over receipt of the milestone payment.

Share-based Payment, page F-13

SEC Comment

11.                               We acknowledge your response to our comment 41. Please confirm to us that you intend to record an entry in fiscal 2013 to correct for the errors identified in your response. Otherwise, please tell us why not.

Answer

The Registrant respectfully advises the Staff that an entry has been recorded in the Registrant’s accounting records in the year ended September 30, 2013 to correct the errors identified in the Registrant’s prior response to previous Comment 41.

*     *     *

We would appreciate receiving the Staff’s further comments or questions with respect to the confidential draft registration statement as soon as possible.  Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2551.

Sincerely,

/s/ David S. Bakst
David S. Bakst

cc:                                Justin D. Gover, GW Pharmaceuticals plc

Edward S. Best, Esq.